Amended

DP 3/17

[redacted]

15025360

UNITED STA ES
RITIES AND EXC ANGE COMMISSION
Washington, D. . 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2015
WASH. D.C.
201

OMB APPROVAL	
OMB Number	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response...12.00	

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TPEG SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 N. CARROLL AVENUE, SUITE 110
(No and Street)

SOUTHLAKE	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. BURKE — 817-310-2900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON,	TEXAS	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

DP

OATH OR AFFIRMATION

I, WILLIAM L. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TPEG SECURITIES, LLC as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

RAHIL A. TEJANI
Notary Public, State of Texas
My Commission Expires
March 29, 2016

[signature]
Signature

MEMBER
Title

Rahil A. Tejani
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

TPEG Securities, LLC.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

VAIL & KNAUTH, LLP

CERTIFIED PUBLIC ACCOUNTANTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

TPEG Securities, LLC.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

We have audited the accompanying financial statements of **TPEG SECURITIES, LLC** which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **TPEG SECURITIES, LLC** as of December 31, 2014, and the results of its Poperations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of **TPEG SECURITIES, LLC** financial statements. The supplemental information is the responsibility of **TPEG SECURITIES, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 27, 2015

TPEG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 13,322
Total current assets	$ 13,322

MEMBERS' CAPITAL

Contributed capital	$ 52,200
Retained earnings	(31,096)
Net Loss	(7,782)
Total members' equity	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Dealer fees	$1,199,000	
Other Revenue	2,153,508	
Total Income		$ 3,352,508
Expenses		
Commission expense	$1,701,994	
Occupancy costs	6,000	
Regulatory and clearance expense	17,110	
Other	1,635,186	
Total expenses		(3,360,290)
Net loss		$ (7,782)

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:	
Net Loss	$ (7,782)
Decrease in receivables	10,300
Net cash used in operating activities	2,518
Cash at December 31, 2013	10,804
Cash at December 31, 2014	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2014

Members' capital at December 31, 2013	$ 21,104
Net loss	(7,782)
Members' capital at December 31, 2014	$ 13,322

The accompanying notes are an integral part of the financial statements.

TPEG SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2014	$	-0-

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

TPEG SECURITIES, LLC, formed on October 15, 2007, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Income Taxes** - The Company has elected to be taxed as a partnership. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the members and are taxed based on their personal tax strategies.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

4. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

D. AFFILIATED ENTITY TRANSACTIONS:

Office facilities are subleased from an entity, affiliated through common ownership and management. Rental payments during the year ended December 31, 2014 totaled $6,000. At December 31, 2014, annual minimum rental commitments on the office lease were $1,800 for the year ending December 31, 2015.

(Continued)

D. AFFILIATED ENTITY TRANSACTIONS (Continued):

The affiliated entity also provides consulting services. Payments to the entity for the consulting services totaled $186,000 during the year ended December 31, 2014.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,322 which was $8,322 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2014

TPEG SECURITIES, LLC

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:

Total member's equity qualified for net capital	$	13,322
Add:		
Other deductions or allowable credits		- 0 -
Total capital and allowable subordinated liabilities		13,322
Net capital before haircuts on securities positions		13,322
Haircuts on securities (computed, where applicable, Pursuant to rule 15c3-1(f))		- 0 -
Net Capital	$	13,322
Aggregated indebtedness	$	- 0 -

(Continued)

TPEG SECURITIES, LLC

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ - 0 -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 8,322
Excess net capital at 1000%	$ 13,322
Ratio of aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 13,322
Audit adjustments	- 0 -
NET CAPITAL	$ 13,322

TPEG SECURITIES, LLC

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1) for limited business activities.

SCHEDULE III

TPEG SECURITIES, LLC
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

TPEG SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

We have reviewed management's statements, included in the accompanying TPEG Securities, LLC Exemption Report, in which (1) TPEG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TPEG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) TPEG Securities, LLC stated that TPEG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TPEG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TPEG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 27, 2015

TPEG SECURITIES, LLC

700 N. CARROLL AVENUE, SUITE 110

SOUTHLAKE, TEXAS 76092

Exemption Report

TPEG Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1)throughout the period June 1, 2014 to December 31, 2014 without exception.

TPEG Securities, LLC

I, William L. Burke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________

President

February 27, 2015

TPEG SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

BOARD OF DIRECTORS AND SHAREHOLDERS
TPEG SECURITIES, LLC
SOUTHLAKE, TEXAS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **TPEG SECURITIES, LLC**, and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating **TPEG SECURITIES, LLC**'s compliance with the applicable instructions of Form SIPC-7. **TPEG SECURITIES, LLC**'s management is responsible for **TPEG SECURITIES, LLC**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2014) noting no differences;

2) Compared the amounts reported on the audited financials, accompanying Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balances detail, quarterly Focus reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance detail and quarterly Focus reports) supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067843 FINRA DEC
TPEG SECURITIES LLC 16*16
700 N CARROLL AVE, SUITE 110
SOUTHLAKE, TEXAS 76092-6459

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Burke 817-310-2900

2. A. General Assessment (item 2e from page 2) $ 8,381

B. Less payment made with SIPC-6 filed (exclude interest) (4,153)

7/23/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,228

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,228

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TPEG SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 15.

WILLIAM L. BURKE - MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,352,508

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 3,352,508

2d. SIPC Net Operating Revenues $3,352,508

2e. General Assessment @ .0025 $8,381

(to page 1, line 2.A.)